Weinberg & Baer LLC

115 Sudbrook Lane, Baltimore, MD 21208
Phone (410) 702-5660

October 6, 2014

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Xun Energy, Inc.

On October 2, 2014 we resigned as auditor for Xun Energy, Inc. We have read Xun Energy, Inc.'s statements included under Item 4.01 of its Form 8-K dated October 2, 2014 and agree with such statements, insofar as they apply to Weinberg & Baer LLC.

Very truly yours,

Weinberg & Baer LLC

Weinberg & Baer LLC
Certified Public Accountants